May 2, 2000
BY EDGAR
--------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn: Jessica Livingston

     The Hull Group, Inc.
     Registration Statement on Form S-1, SEC File No. 333-78407

Dear Ms. Livingston:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, The Hull Group, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

     In light of the Company's acquisition by The Goldman Sachs
Group, Inc., the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

     The Company believes that withdrawal of the Registration
Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.


                                                  Sincerely,



                                                  THE HULL GROUP, INC.

                                                  /s/ Patricia L. Levy
                                                 ------------------------------
                                                 Patricia L. Levy
                                                 General Counsel and Secretary